SUB-ITEM 77(K)
                   CHANGES IN REGISTRANT'S CERTIFYING ACCOUNT

On October 30, 2003, Deloitte & Touche LLP ("D&T") resigned as the independent auditors of the Registrant. At its November 11, 2003 meeting, the Registrant's Audit Committee and Board of Trustees approved PricewaterhouseCoopers LLC as the Registrant's independent auditors. D&T had conducted an initial audit of the Registrant's seed capital and issued their report dated April 7, 2003 on the Registrant's Statement of Assets and Liabilities as of April 1, 2003 and the related Statement of Operations for the period of December 4, 2003 (Registrant's organization date) through April 1, 2003. The report issued by D&T contained no adverse opinion or disclaimer of opinion nor was it qualified or modified as to uncertainty, audit scope, or accounting principals.

During the Registrant's fiscal year ended March 31, 2004 and through the date of D&T's resignation, the Registrant had (1) no disagreements with D&T on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of D&T, would have caused D&T to reference the subject matter of such disagreements in its report on the Registrant's financial statements; and
(2) there were no reportable events of the kind described in Item 304(a)(1)(v) of Regulation S-K under the Securities and Exchange Act of 1934, as amended.

A letter from D&T follows as Attachment One.